Filed by: Allegiance Bancshares, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Allegiance Bancshares, Inc.
(Commission File No.: 001-37585)
Date: November 8, 2021
Transcript

Operator
Ladies and gentlemen, thank you for standing by and welcome to Allegiance Bancshares’ Conference Call. At this time all participants are in a listen only mode. Later we will conduct a question and answer session and instructions will follow at that time. If anyone should require assistance during the conference, please press star zero on your touch tone telephone. As a reminder, this conference call is being recorded.

I would like to turn the conference over to your host, Mr. Justin Long. Please go ahead sir.

Justin Long
Thank you, operator and thank you to all joined our call today. Welcome to the Allegiance and CBTX merger conference call. This morning’s call will be led by Steve Retzloff, CEO of Allegiance Bancshares, Inc.; Bob Franklin, Chairman CEO and President of CBTX, Inc.; and Paul Egge, Executive Vice President and CFO.

We provided an investor presentation on the investor relations page at allegiancebank.com and communitybankoftx.com. Although it is not being used as a guide for today's comments, it is available for review at this time. Before we begin, I want to remind everyone that some of the remarks made today by management teams of Allegiance and CBTX regarding future results or future financial performance may include forward looking statements as defined in the Private Securities Litigation Reform Act of 1995 as amended. We intend all such statements to be covered by the safe harbor provisions for forward looking statements contained in the act.

Also note that if we give guidance about future results, that guidance is only a reflection of management's beliefs at the time the statement is made, and such beliefs are subject to change. We disclaim any obligation to publicly update any forward looking statement, except as may be required by law. Please review the forward looking statement disclaimer and safe harbor language in today's press release and presentation, which is available on our respective websites, for more information about risks, uncertainties and other factors which may affect us and could cause actual results to differ from those discussed. Additional information about the merger can be found in the forthcoming registration statement and proxy statement. At the conclusion of our remarks, we will open up the line and allow time for questions.

I'd now like to turn the call over to Steve Retzloff, CEO of Allegiance, for opening remarks.

Steve Retzloff
Thank you, Justin. Good morning everyone. On behalf of both Allegiance and CBTX we thank you for joining us for this discussion about which we're all very excited. This morning, we issued a joint press release to announce the merger of equals between Allegiance and CBTX. While our two companies already represent the two largest, and in my opinion, best community banks headquartered in Houston, this union will clearly elevate our combined status to being a premier Texas Community Bank franchise. We're excited to be able to accentuate our commitment to the east Texas communities that we both already serve and remain committed to as well as to consider future furthering of our Texas reach that already includes a Community Bank of Texas branch in Dallas.

This extraordinary merger of equals has been long in the making, which reflects the depth and detail thought that both of us have committed to its prospects. Our combination will leverage the strength of both companies to create the foundation for best of the best bank that is positioned as a competitive standout. Consistent with what both organizations have always stood for, our combined culture and strategy will continue to emphasize our core differentiation of exemplary service to our customers, deep involvement in our communities, and a fulfilling experience for all of our dedicated employees.

Importantly, this MOE represents an outstanding opportunity for the shareholders of both institutions. I have tremendous respect for Bob and the CBTX franchise. Together, we are confident that we are bringing the best of each organization to execute on a shared vision. While the increased scale presents obvious benefits, the quality of the combined talent, leadership, and our commitment to excellent performance is what drives our enthusiasm. Bob and I have known one another for many years, and we've often thought that a potential combination could make sense under the right conditions. Over this past year, we became more serious about exploring the elements that would need to be--need to fall into place to make such a combination work. In this context, we've spent the time to get to know each other even better, and it soon became very clear just how similar our institutions truly are both culturally and organizationally.

As part of the process, we conducted a thorough due diligence process covering credit, operations, technology, etc. And we're very pleased with our findings. As to integration, both leadership teams are experienced acquirers and are highly confident in the integration process. I will note that for Bob, this will be his second MOE since CBTX itself is a product of such a transaction. I believe that ours is a true merger of equals. We will have equal representation from Allegiance and CBTX on the board of directors, as well as the management team. I will serve as the Executive Chairman of the pro forma company and I am extremely confident in the leadership lineup for the company. Bob, who is a well-respected and proven banker in our community will be the pro forma CEO of the holding company.

Together with Ray Vitulli, who will be the pro forma CEO of the bank, along with Paul Egge, as CFO of the pro forma company and bank, and the combined pro forma central and field leadership we will deliver. Our board and I believe we have the premier management team in the Houston region, and I'm confident they will drive top tier financial results and shareholder returns. This combination was very attractive to Allegiance for a number of reasons. As I've said many times in the past, culture alignment is a must for any partnership we would consider. Our common approach to serving all interested parties, including customers, employees, and shareholders, along with a passion for strengthening our communities are fully precedent and evidenced through our successful collaboration today.

While both sides are fully aware of the work ahead, we are energized, ready and, confident that our alignment will lead to a successful execution. We will be driving toward top tier performance directed at ensuring long term shareholder value. Each of our companies not only leapfrog our strategic growth plans by years, but we’ll also feel even better positioned to continue making progress in the coming years. It is not a one and done proposition, but rather a new, more powerful beginning. As I said earlier, we combined for greater geographic coverage resulting in the number one deposit share among community banks and number seven among all banks in the region. In terms of overall size, we will breach the $10 billion mark with a bigger capital base, enhanced infrastructure, which of course includes technology, and I intentionally reemphasize a very experienced bench of talent.

And finally, I would be remiss to not mention how powerfully and clearly our integration plan leads to increase pretax pre-provision earnings power from improved operating leverage. In summary, I'm excited about the announcement of what I believe will be the premier community bank in the Houston region with a franchise stretching from Houston to Beaumont, and Southeast Texas, including a growing location in Dallas.

With that, I'll turn it over to our pro forma CEO, Bob Franklin.

Robert Franklin
Thank you, Steve. I want to begin by using one of your lines, with this transaction, we are endeavoring to create the bank that our communities deserve to call its own. I share your enthusiasm for this transaction. It feels like we've been on a parallel journey for years, knowing each other and respecting each organization from afar. But today, that journey joins us together as we begin to plot the exciting future of our combined organizations. Both organizations have focused on staying true to our shareholders, our communities, our customers, and our employees. As we have worked together on this transaction, it has been a pleasure to confirm what we have only seen from a distance.

This combination will be a powerful statement to our communities on how committed we are to providing capital to our small businesses by gathering local deposits and redeploying those deposits back into our communities. We are also building more opportunities to provide jobs and career paths for future bankers as we grow and expand our footprint. Because of our focus on these cultural mainstays, we will continue to build shareholder value by being better able to gain efficiencies through greater scale, and product offerings.

Obviously, we think it’s strategically compelling. With the increased size and scale. We'll be able to invest in improving technology, explore additional revenue generating areas, continue to recruit and develop high performing talent all while we seek to deepen our existing relationships with our customers. Our earnings profile will certainly be enhanced. There are cost saves that are achievable that will improve our pre-provision earnings power.

Paul will share the details, but we see tremendous value in getting to $11 billion in scale and growing with prospects for growth and EPS and tangible book value per share. We have a great banking footprint stretching along the Gulf Coast from the Golden Triangle to Houston, Texas. We have an experienced banking team ready and able to carry the load for the bright future ahead. We will be unifying under a new name that we hope will engender the essence of the culture of both banks together. The last couple of months have proven on how many of the same goals and aspirations we share. I believe our future is bright and look forward to sharing this journey with the great folks at Allegiance Bank. I will now pass the call over to Paul Egge, the CFO of Allegiance Bancshares and the pro forma company CFO, who will comment on the financial impact of the transaction.

Paul Egge
Thank you, Bob, and good morning everyone. This merger of equals starts an exciting new chapter for our respective companies. Combining our regions two best community bank franchises really represents a strategic game changer. And I'm very pleased to report that the financial rationale is just as compelling as the strategic rationale, with perhaps even more potential upside to execute upon.

I'll briefly walk through some key structural considerations and merger assumptions while touching on certain diligence items as well. We consider this a true merger of equals. Though technically speaking, CBTX will be the legal acquirer issuing shares to Allegiance Bancshares’ shareholders in the transaction, and Allegiance will be the accounting acquirer. And last, CBTX’s Community Bank of Texas subsidiary will merge into Allegiance’s Allegiance Bank subsidiary, making the pro forma bank subsidiary, a Texas chartered bank.

A good summary of the key merger assumptions is on page 16 of the merger presentation. Key to the merger will be expected run rate cost savings of 15% of the combined bid, or approximately $35.5 million, which we see is very achievable in 2023. How the cost savings phase in during 2022 will be a function of when we close and we are focused on pushing for a close as early as possible, which will likely be in the second quarter of 2022.

While we expect potential for revenue synergies from this combination, we are not assuming any revenue synergies in our projection. We estimate merger related restructuring expenses to total $45 million pretax, an estimated total credit mark of $26.1 million on CBTX loans at close, consisting of $9.5 million dollars on PCD loans and $16.6 million on non-PCD loans. The day to allow(PH) is assumed to be $16.6 million. We estimate merger related restructuring expense--credit marks in day two allowance assumptions were guided by third party credit diligence in addition to management diligence.

I should also note that the outline loan rate marks in core deposit and tangible estimates were guided by preliminary third party valuation analysis and diligence, but will ultimately be driven by market conditions at close. Otherwise, I must highlight that we did layer in additional assumptions relating to crossing the $10 billion threshold, including the expected impact of the Durbin amendment, which is modest for us since neither company has particularly significant interchange income. And an expectation--we also included an expectation of additional regulatory expenses relating to crossing that $10 billion threshold. The net result is an approximate $11 billion and asset pro forma company positioned to earn around 1.3% in ROA in 2023 with an efficiency ratio of about 52% and an expected ROETCE of 12%. And this is before taking into account the potential for significant capital optimization through share repurchases or revenue synergies. We see this as a great base from which to pursue our top tier performance aspirations.

While we really like how the math works out, this transaction is about more than merger math, it’s about combining our companies into one organization that is optimally positioned to deliver for all of our stakeholders. We see the combined company as a great foundation from which to continue to build upon with the long term objective of driving shareholder value through growing earnings in tangible book value over time. Strategically, the pro forma company is going to be uniquely positioned as our region's only local bank of scale in a market otherwise dominated by large and mostly out of state competitors. Local decision making and service represent the foundation of our value proposition to our customers. So we just see a tremendous opportunity to out-local and out-service the competition to consolidate market share.

In summary, we have great conviction that our combined company is going to be a great stock to own. Underpinned by first, such a unique and scarce franchise positioned for growth in one of the largest and most dynamic markets in the country, a great base of scale to grow from at over $11 billion in pro forma asset, significantly enhanced EPS, efficiency, and performance profile driven by achievable bench synergies, a strong capital position to support feature M&A, balance sheet growth, dividend growth, and share repurchases, and meaningfully higher liquidity for shareholders due to increased market capitalization and flow. We see extraordinary potential in the pro forma company. And we're eager to create the premier community banking franchise in Texas through this merger of equals.

With that, I'll turn the call back to Bob

Robert Franklin
Paul, thank you. I get more excited about what we are building here each time I hear the story. It’s strategically compelling and really creates a bank that doesn't exist in this region today. I'm excited to work with Steve and the team we are building. The complementary strengths that we've highlighted here, along with the size and scale will allow us to invest in the things that will accelerate our organization and shareholder value that we are creating. This is a robust financial merger with strong cultural compatibility between the organizations and an experienced management team that has already began to work towards getting all this done. We are excited and ready to deliver. Steve?

Steve Retzloff

Thank you, Bob. With that, I would like to say that I hope you can hear in our comments today just how excited we are about this merger. I will now turn the call over to the operator to open the line for questions.

QUESTION AND ANSWER

Operator
Thank you ladies and gentlemen. If you have a question at this time, please press star then the number one key on your touch tone telephone. If your question has been answered, or you wish to remove yourself from the queue, please press the pound key.

Your first question comes from the line of David Feaster from Raymond James. Your line is open.

David Feaster
Hi, good morning, everybody. Congrats on the deal. Maybe just starting at a high level on the cultural side it's kind of come--become somewhat cliche in MOEs talking about the cultural overlap, but it seems real in this deal. I just wanted to get a sense of what gives you confidence from a cultural standpoint, what you're most excited about that each bank brings to the table, and then just whether there's--what guardrails or strategies that you've put in place to retain top talent and ensure a seamless integration of the two banks.

Steve Retzloff
Dave, I’m going to, let me just start and then Bob can follow up. But there's not just being compatible, if we were exactly the same, we wouldn't get the benefit of these two organizations; there are differences and they're subtle, and--but they're very powerful. Bob has got a pragmatism that I think is going to be very helpful. We've got a cultural focus that has really driven value for our employees and our customers over the years. They've got the same service focus, but these subtle differences in some of the ways that we've done the things that we do that are the same, are going to be really important as we kind of build this kind of new potential going forward. So, again, it's not just the sameness, it's the things that one of us has greater strength at than the other that are things that we've noted in our conversations today. Bob, make a comment.

Robert Franklin
Yes, Steve, I think, the--I would say we're similar, we're not the same. The banks fit very well together. I think the Allegiance folks have spent a lot of time on customer relationships and making sure that they're very sticky, as have we; those are very strong similarities. I think Allegiance Bank has spent a lot of time on sort of a little more granular portfolio with some smaller loans that are spread out, have spread the risk of bit, but a little higher yield and also a greater growth rate than possibly we have.

Our loans are maybe a little bit larger, but it's nice, it fits on a nice layer cake as you start to layer in sort of the strong very, very close to the customer type arrangement that both banks have that provide for really sticky relationships. And that's what creates shareholder value at the end of the day are these sticky relationships. I think we provide a really strong low cost deposit base; that's really important and has been important to us for over the years. And I think there's some things that we can do to help on the Allegiance side to maybe harvest some more of those deposits that are out there. I think there's some things that we can do to help in that regard. And I think they can help us with some higher yielding loans, and some additional growth.

So there's a lot of synergies to be had between the two banks. And I think we're looking to add to that. We’ve spent a lot of time on the front end of this thing looking at people, and making sure that we retain the talent that we need to retain. And that's--we understand, that the biggest part of what creates value for shareholders is not only the sticky nature of the customers, but also the sticky nature of the people that work for us. And both banks have long tenured employees, strong relationships with their employees, and it's something that I think will combine well together. If you look at the portfolios, not necessarily size are exactly the same industries, but pretty similar. And overlay those pie charts, they’re very similar in nature.

So to combine these cultures together, are going to be--is a lot less problematic than, say, some of the others that maybe we've seen in the past. So, we're excited about it, I think we're gonna use the similarities that we have, probably create some new ones and, sort of move forward on that basis. But it's an exciting proposition and probably less problematic around execution than maybe some others.

David Feaster
That's helpful. And then maybe just following up on some of those comments on the growth side, I guess, how do you think about the organic growth potential of the combined entity? I mean, Steve, we've talked about moving more upstream, just given the increased scale in a really strong economic backdrop, just curious how you think about growth, where you see the most opportunities, and just kind of a pro forma, organic growth rate going forward.

Steve Retzloff
I mean, other people can chime in on this. But the fact is, we're not going to be two, six--six and a four anymore, we're going to be an 11. And that is an $11 billion bank, we'll need to address a little broader market. And that includes going to emphasize a little bit on the larger loan size, but our core, that kind of granular loan customer that has really kind of brought us to the dance, so to speak, we're going to continue to serve them like no other.

We really--there's an underserved market, out there of those kind of small to medium size customers that a bank like this, in combination can really do an exceptional job for. So, we think there's great growth opportunity there. Houston is a great growing market, East Texas is solid and stable, growing into other regions of the Texas that this scale gives us the opportunity to do is something that we're certainly going to take a closer look at and execute on as well.

There are non-interest income opportunities for us that we've that the scale provides some economies for us to be able to get into as well. I mean, there's just so many opportunities, but our pipelines are strong. And I think the timing of this is just crazy. Exceptional as we're coming out of this pandemic, the economy's poised to potentially grow. You--all those things that are behind us are gone. And, of course, there'll be challenges in the future that are unforeseen but we will we're I think this is a great time for these two banks to join together and look at a growth strategy and enhance that.

Robert Franklin
I'll let Paul speak to the numbers a little bit, in a second, but the, I think the combination of these two banks really sets us apart and I think it’s going to be exciting to new young people coming into the market and joining the banking industry. We intend to emphasize and continue to emphasize small business lending, and that's something that we're going to continue to focus on. I think we will be attractive to anyone that wants to come into the business, and also existing guys out there that are looking for a new home. We're going to provide good resources for folks. A platform that they can do any loan they really want to do, that makes sense. And provide career paths for people that maybe we didn't have necessarily at our past size, but there's a lot of career paths that can be exciting to folks. And I want, Ray to speak to that a bit too.

Ray Vitulli
Yeah, I mean, hey David. So absolutely. I mean, we have--we've already said earlier in the call about the complementary talent, and our ability to attract, continue to attract talent, especially on the lending side, and on the central side as well, is going to be key as we go forward. And we've talked about this premier powerhouse

Community Bank serving this region. And I know we're going to attract more talent. And we'll be able to leverage that, and back to your original question to get more growth. As we move forward.

I do want to add to on this, we're going to be extremely thoughtful about branch optimization. But also footprint does matter, to some extent, in that when you look at three years ago, we had no presence in Sugar Land, we now have a flagship office there with some scale. So, the compliment--not only complimentary talent, but some of the complimentary footprint, where areas where we're not, such as North--northern--Northeastern Tomball, or Community Bank, we're out in West Houston, that's going to provide growth too, because we do have--there are business owners that want to bank in their footprint--and we'll be able to just really leverage that.

Robert Franklin
You know, we're not just the local guys, when it comes to decision making on loans will be local guys, when it comes to attracting talent, they can, they'll be able to come to us, meet us, talk to our team. And they know that the decision makers are right here, right where they live. So I think that's an important aspect as well.

David Feaster
That's great color. And then just last one from me. Looking at the pro forma capital, obviously, the bank is going to be extremely well-capitalized seems to make some sense as to maybe why you haven't repurchased more stock of late. You touched a bit on it in the prepared remarks. But just curious how you think about the pro forma bank, utilizing excess capital, and maybe optimizing the capital stack over time, and repurchases and dividends and all that.

Robert Franklin
Yeah, well, obviously, we've got to focus on our plate ahead of us. So the best thing we can do right now is execute. And so we're going to execute on this. But as we do that, and are able to lift our heads and look to the future, again, which I don't think is that far off. We've already established a location in Dallas, but it's just a branch. And so as we look across the state of Texas in sort of the major metropolitan areas, we will look to expand our footprint over time. We're always looking inside our footprint. But I think there's some--there's some things that we can do from an acquisition standpoint, or even a talent acquisition standpoint, in those markets. But as far as new markets go, I don't think we would explore those unless we knew that we had a good--see our way to sort of a major presence there. But we've already started in Dallas, it's a tremendous market, we should be a player there. And I think we'll look--that would be our sort of our next idea is to start to try to expand a little bit in Dallas.

Paul Egge
And I might add that the beauty of the pro forma company and its capitalization is we're going--we've got plenty of capital, to support growth, plenty of capital to support M&A, we're extremely well positioned for growth, and last--and we can we maintain really high growth aspirations, but last, we have extremely strong capital base and strong profitability, which will give us up to opportunities to look at capital optimization to the--down the road.

David Feaster
Okay. Thanks, everybody.

Robert Franklin
Thank you.

Operator
Thank you. Next up, we have Matt Olney from Stephens. Your line is open.

Matt Olney

Yeah, thanks for taking the question. And congratulations on the announcement. Looks like a nice deal for all parties involved. Yeah, in the slide deck, you guys disclose management's internal forecasts for EPS for ‘22 and ’23 for both banks. And this gives us a lot to think about. I guess, help us appreciate what you're assuming in some of those estimates. On the Allegiance side, it looks like those estimates-- the internal estimates are very similar to consensus forecasts. But on the CBTX side, it looks like the internal forecasts are materially higher than consensus. So any color you guys can give us on the delta there. Thanks.

Paul Egge
Good job noting that, Matt. Yes, the projections user analysis are distinct from consensus and represent internal projection. Now both--up to this point, both companies have maintained a practice of not giving guidance to the street. But we're making an exception here because we feel like it's really important to provide to the street, the same numbers that supported the analysis, that underpinned our respective board approvals. This merger is going to be--is extremely accretive on consensus projections, and would bring you to the same conclusion. But really, we thought it was important to utilize our internal projections, and highlighting the Community Bank of Texas projections, it really speaks to an increase in putting money to work in the securities market, deployment of liquidity, loan growth, but more so than anything layering in expectations relating to the dot plots on potential rate hikes in 2022, ’23, and beyond. Ended up creating a little bit more out year uptick, reflective of their meaningfully more accurate sensitive positions, relative to us. But there is liquidity deployment and flexibility that they have that drove a little in the near term as well.

Matt Olney
Okay, that's helpful, Paul. And I guess I'll go back and look at some of the most recent dot plots from the fed, to get the details maybe behind some of the rate assumptions. As far as the liquidity deployment, I guess, help us appreciate kind of what a normalized level looks like for the combined bank.

Paul Egge
For the combined bank, we don't want to be carrying what we're currently carrying. And that is, in some cases, I know for us over 10% of our assets in cash. And ideally, our highest and best use of our balance sheet is deploying into loans. But absent meaningful net loan growth, we need to be thoughtful of other investment options. And that's where the securities market comes into play. We're extremely appreciative of, relatively recent changes in the yield curve that make that juice a little bit more worth the squeeze, investing excess liquidity. But we have to be really thoughtful, because this liquidity we feel is here to stay. And that's why the thoughtful deployment is--and strategy around that is important. So at the very minimum, we want to try to maintain, seems crazy to say less than 10% of our assets in cash, and continue to maintain good interest rate risk positions, particularly with the expectation of upgrades. So we don't want to make the mistake of deploying too much duration in our security portfolio in the near term.

Robert Franklin
And, Matt, I will say also on the CBTX side, now that we understand what our future looks like over the next--over the next year or so, I think we have the ability to now position our balance sheet for what that looks like. So we'll be working together and trying to understand kind of how we want to strategically set this thing up. So you'll see some more--more action on our part.

Matt Olney
And, Bob, on that last point, as far as the--some action on the balance sheet, is that something that we should anticipate more near term or once the deal closes in the second quarter of next year?

Robert Franklin

No, I think we're certainly able to communicate, we're all sitting in the same room right now, we're gonna start talking about what we want that looks like-- what we want that to look like. So, now that we can form our own strategic strategies around deploying this liquidity on both sides; Allegiance has some nice liquidity also. But, I think we can be more strategic around what we're doing now that we understand that this combination--what this combination is going to create, and what we want to set up for loan growth--future loan growth, etc. And then how we want to deploy into the bond portfolio and not overstep each other and try to make sure that we do the right things as we buy bonds.

Matt Olney
Got it. Okay, that's helpful. And then just lastly, as a follow up to that last point. The operating expenses at CBTX had been a little bit elevated over the last year or two with professional fees, other miscellaneous fees. Any thoughts on the expense run right here at CBTX, as you look into 2023?

Robert Franklin
Well, it's, those fees are coming down and we're getting to the end of the spend on those excess consulting fees and the attorney’s fee. So our hope is by the end of this quarter, we were done with that and we're back to a more normalized run rate.

Matt Olney
Okay, that's all for me. Congrats again. Thank you.

Operator
Thank you. Next up, we have Brady Gailey from KBW. Your line is open.

Brady Gailey
Thanks. Good morning, guys. And congrats on the combination. I wanted to circle back just to the kind of standalone 2023 estimate for CBTX when you guys are pointing to premerger $1.89. I think the street was at a $1.48. So that's 28% higher than consensus. Paul, I heard you on maybe you guys have a couple extra rate hikes in there that we didn't. But was there anything else notable that drove that higher numbers, was it loan growth, or margin, or was there anything that was notable where consensus was off?

Paul Egge
I think, first and foremost, probably the liquidity deployment, but the loan growth and margin are really the key points, especially as you get out into 2023, and get the more fuller effects of the expectations coming through the (INAUDIBLE)

Brady Gailey
Okay, and then, Paul, from a pro forma point of view, as people are starting to think about higher rates, what do you consider the pro forma asset sensitivity? I feel like ABTX(PH) was historically a little more neutral, and CBTX was a little more asset sensitive, but when you put them together, how would you characterize the asset sensitivity of the combined company?

Paul Egge
On a pro forma basis, we're going to have a considerable lean asset sensitive, definitely more so than Allegiance standalone. And we like that stance of the current market. And granted, with the pro forma company's gonna have a pro forma outco(PH) committee, but we definitely feel like there's good synergy in the nature of CBTX’s balance sheet and ours. In particular, just a phenomenal deposit base from which to build on and actually one that helps us optimize our own funding mix, as we kind of bring in some of that, disciplines that have served CBTX extremely well up to this point. So that value of those core cheap deposits is going to be really meaningful to the extent we have increasing rates, and we value that big time. And I think it supports the asset sense--an asset sensitive lien pro forma.

Brady Gailey
All right. And then I know y'all been asked about the buyback a couple times, but the stock is roughly 11 times 2023. It's one and a half times pro forma tangible book value. So it's pretty attractive. And you have excess capital, should we think about you guys executing on the buyback in the near term? Or is that something that is kind of on the back burner, and you're really focused more on getting this merger closed and integrated, and you'll think about the buyback at some future date.

Paul Egge
There's a lot of red tape around buybacks when a deal is pending. But it's definitely something that we want to consider. Because we're going to have a really strong balance sheet, we'll have flexibility to think about these things. Naturally, Allegiance, if not for this merger, which we're extremely excited about, we might have been a heck of a lot more active on that front. I can't speak for CBTX, but we both have really strong capital positions and on a pro forma basis we'll be in a great spot. I think Bob highlighted it well. The highest and best use of our capital is loan growth. And then secondarily, we're going to value the financial flexibility and profitability that we'll have to also support inorganic growth opportunities as well.

Robert Franklin
Yeah, I think the same for us, Brady, and as you can imagine, we've been working on this thing for a while, and beens(PH) considerable blackout period. So we both been asked about why we weren't buying our stock back--

Paul Egge
--We're glad to get that out in the open now.

Robert Franklin
Maybe people understand a little bit more. It's not that we didn't want to buy it back.

Brady Gailey
And then just finally for me just on the revenue synergy side, I know there's not any revenue synergies baked into this math yet, but it feels like there is the opportunity to have some. I think y'all mentioned some on the fee income side, but what do you think are the biggest possible revenue synergies going forward from this combined company?

Robert Franklin
Well, the biggest one is just to continue what we're doing and continue to hire additional vendors, hire new people in, continue on the same program that we've all been on. But at a $10 billion plus platform, we feel like there's considerable fee income generating activities that we're not involved in today. And I know Steve has some ideas around that--

Steve Retzloff
--Just one of them straight up is we're in the process of building out a little bit of a long term mortgage origination team. And just kind of gotten started with that. And CBTX has already has that. So when you add our potential customer base to the potential for that, I think we could execute even more so on mortgage. So it's just this is one thing we've got a factoring division that we--is small and just got kind of started and acquired. And we could add that service to the playbook for the CBTX side. So, there are things where we are doing ever so slightly different income generators that we're going to share now, going forward.

Paul Egge
And I know Steve’s focused on non-interest income. But we've just delved into the process of expanding loan relationships and pursuing a little bit larger loans of a world that CBTX has occupied for many years. And ultimately, as we expand into, have our Salesforce effectively expand into making larger loans, having the credit experience and profile that CBTX brings, it can help expand our ability to deploy more liquidity in loans.

Robert Franklin
And one of the other things that we--at CBTX we have--we had a SBA department where didn't do very much of it. And I think there--Allegiance does a little bit more than that. But combined, I think we can explore expanding our SBA presence quite a bit, but we're going to explore a lot of things to work on getting some additional fee income into the bank. I think the probably the biggest weakness for both banks today is the lack of fee income. And I think that's something that we're gonna think about quite a bit as we combine the banks together.

Brady Gailey
Okay, great. Thanks, guys.

Paul Egge
Thank you.

Operator
Thank you. Once again, as a reminder to ask a question, please press star then the number one on your telephone keypad. Again, that will be star then the number one on your telephone keypad. Your next question comes from the line of Brad Millsaps from Piper Sandler Hill. Your line is open.

Brad Milsaps
Hey, good morning, guys. You guys have addressed most everything, maybe just to ask that the CBTX 2023 EPS estimate another way. Paul, of the 40 cents or so difference between what you guys were estimating and the street, how much of that 40 cents would be related to rates specifically rates versus, loan growth or other things we might be missing?

Paul Egge
I don't have that detail at my fingertips right now. But there is a meaningful piece relating to deployment of security portfolio, normal expected loan growth, and then the rates. And actually, when you wrap your head around the rate dynamics, seeing CBTX’s interest rate risk profile and their 10-Q, related to an overlay with dot(PH) plot would be helpful to kind of help fully appreciate some of these dynamics.

Brad Milsaps
Okay, so you guys, I mean, essentially, I mean, CBTX earned $1.89 or so in 2018. So you're basically kind of making some assumptions that they can get back to there.

Paul Egge
Absolutely.

Brad Milsaps
And just out of curiosity, I mean, I know, both companies, maybe of late, loan growth hasn't maybe been as strong as you'd hoped. Do you feel because you guys have been working behind the scenes, you guys haven't maybe been as aggressive as in putting loans on I mean, you talked about the bond side of it, the buyback side of it, but do you think this is slowed down standalone growth that at either company?

Paul Egge
I think we can speak for Allegiance to say the third quarter was far and away our best quarter ever for loan originations. Really, and I'm sure Bob can speak to the CBTX side, what's affecting our ability to turn those originations into net loan growth is the historically high level of pay downs. And that's a function of a lot of things, including the liquidity that our clients currently have. And we don't think that this is necessarily taking our eye off the proverbial ball. It's just we have a very unique macro backdrop from which to operate in.

Robert Franklin
Yeah, we're seeing the same thing. I mean, it's--but it's we're starting to overtake at this point. I think the fourth quarter is looking better. And I think as we get to the first and second quarter next year, it'll be even better. But the pipelines are good. I think both banks have good strong pipelines, our pipeline’s as high as it's been in the last couple of years. So we feel good about where loan growth is going, and we just need to continue along that along that line.

Brad Milsaps
Got it. In the back, where the last slide, you guys talk about pro forma loan yields. It looks like you exclude the PPP balances but leave the income in. Any other adjustments in there that are driving those yield numbers and just kind of curious kind of where historically, maybe Allegiance has been a little bit higher due to kind of their mix. CBTX lower due to maybe doing larger loans, can you kind of give us a sense kind of where you kind of see that headed from a kind of a clean yield without the impact of PPP, either the balances or the income.

Paul Egge
Certainly, obviously, PPP income, obfuscates a lot of banks’ overall yield story. But we feel really good about really the last couple quarters worth of originations, how it's leveled off. And rate piping, if I get this off, but our yield on loans and new originations is between--around 4.6, 4.55 to 4.6, and has leveled off reflective of the nature of our business. And ultimately, I think that is a more diffused portfolio from which we have a higher level of pricing power; I think things get a little bit different as you go up market. And depending on the nature of CBTX’s loans, we're going to meld in somewhere in the middle. But the beauty of the layer cake that Bob highlighted prior is we have this base of extremely diffused smaller loans that are going to have a better yield profile from which to layer on the broad base of lending that CBTX says which tend to be a little bit more variable rate than ours. And that speaks to a little bit of that rate differential as well.

Brad Milsaps
Okay, great. Thank you guys. Really appreciate it.

Operator
Thank you. We have a follow up question from Matt Olney from Stephens. Your line is open, sir.

Matt Olney
Yeah, thanks. Just a follow up on the assets in the profile of the combined bank. Can you remind us how much of the loans of each side of the bank, how much of them will get the immediate benefit of higher Fed funds? And then how much of those--how much will loan flow risk be a challenge over the course of the first few rate hikes?

Paul Egge
Loan floors will be a bigger challenge at Allegiance than CBTX. We have a meaningful amount of our variable rate loans have floors that we are below and that actually speaks to how and why the interest rate shock profile for us is decidedly more neutral than for CBTX.

Matt Olney

Any color on the CBTX side in terms of the variable rates side with higher rates?

Paul Egge
They--I can speak more explicitly to the overall balance sheet profile as indicated by their asset sensitive position. They have more variable rate loans, more LIBOR based loans traditionally than us and as a byproduct, less floor dynamics at play.

Matt Olney
Got it. Okay, thank you.

CONCLUSION

Operator
Thank you. I'm showing no further question at this time. I would like to turn the conference back to Mr. Bob Franklin, Chairman, CEO and President of CBTX, Inc. for any closing remarks. Sir?

Robert Franklin
Thank you. Once again, we appreciate your time and interest and look forward to speaking to you again in the future. Some thoughtful consideration on this. As you can tell, we've spent a lot of time diving into each organization. We feel very comfortable that again, this is the right time. It's the right combination. We're excited to get to work on building this because we know there's tremendous opportunities for this combined company to continue to grow and deliver for our region, what we have delivered individually. So I look forward to working with Steve and Ray and Paul and our combined team to get this done. This is an exciting time for our organizations. And so we're looking forward to get back to work. And if anybody has any specific questions, you can call Paul. So I--again, I want to thank you very much.

Operator
Thank you ladies and gentlemen, this concludes today's conference call. Thank you all for joining. You may now all disconnect.

The foregoing excerpts are from the transcript of the conference call, which was provided by a third-party transcription service and may not be 100 percent accurate and may contain misspellings and other inaccuracies.

Forward-Looking Statements
Certain statements in this communication which are not historical in nature are intended to be, and are hereby identified as, "forward-looking statements" for purposes of the safe harbor provided by Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.
These statements include, but are not limited to, statements about the benefits of the proposed merger of Allegiance and CBTX, including future financial and operating results (including the anticipated impact of the transaction on Allegiance's and CBTX's respective earnings and book value), statements related to the expected timing of the completion of the merger, the combined company's plans, objectives, expectations and intentions, and other statements that are not historical facts. Forward-looking statements may be identified by terminology such as "may," "will," "should," "scheduled," "plans," "intends," "anticipates," "expects," "believes," "estimates," "potential," or "continue" or negatives of such terms or other comparable terminology.
All forward-looking statements are subject to risks, uncertainties and other factors that may cause the actual results, performance or achievements of Allegiance or CBTX to differ materially from any results expressed or implied by such forward-looking statements. Such factors include, among others: (1) the risk that the cost savings and any revenue synergies from the merger may not be fully realized or may take longer than anticipated to be realized; (2) disruption to the parties' businesses as a result of the announcement and pendency of the merger; (3) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (4) the risk that the integration of each party's operations will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party's businesses into the other's businesses; (5) the failure to obtain the necessary approvals by the shareholders of Allegiance or CBTX; (6) the amount of the costs, fees, expenses and charges related to the merger; (7) the ability by each of Allegiance and CBTX to obtain required governmental approvals of the merger (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction); (8) reputational risk and the reaction of each company's customers, suppliers, employees or other business partners to the merger; (9) the failure of the closing conditions in the merger agreement to be satisfied, or any unexpected delay in closing the merger; (10) the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (11) the dilution caused by CBTX's issuance of additional shares of its common stock in the merger; (12) general competitive, economic, political and market conditions; (13) the costs, effects and results of regulatory examinations, investigations, including the ongoing investigation by the Financial Crimes Enforcement Network of the U.S. Department of Treasury, or FinCEN, of CBTX or the ability of CBTX to obtain required regulatory approvals; (14) the possible results and amount of civil money penalties related to such FinCEN investigation and CBTX's BSA/AML program; and (15) other factors that may affect future results of CBTX and Allegiance including changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; capital management activities; and other actions of the Board of Governors of the Federal Reserve System and Office of the Comptroller of the Currency and legislative and regulatory actions and reforms.
Additional factors which could affect future results of Allegiance and CBTX can be found in Allegiance's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and the Current Reports on Form 8-K, and CBTX's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, in each case filed with the SEC and available on the SEC's website at https://www.sec.gov.
Allegiance and CBTX disclaim any obligation and do not intend to update or revise any forward-looking statements contained in this communication, which speak only as of the date hereof, whether as a result of new information, future events or otherwise, except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.
Information about the Merger and Where to Find It
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.
In connection with the proposed merger, CBTX intends to file a registration statement on Form S-4 with the SEC to register the shares of CBTX common stock that will be issued to Allegiance shareholders in connection with the merger. The registration statement will include a joint proxy statement/prospectus and other relevant materials in connection with the proposed merger, which will be sent to the shareholders of CBTX and Allegiance seeking their approval of the proposed merger.

WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH THE PROPOSED MERGER BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT ALLEGIANCE, CBTX AND THE PROPOSED MERGER.
Investors and security holders may obtain free copies of these documents, once they are filed, and other documents filed with the SEC by Allegiance or CBTX through the website maintained by the SEC at https://www.sec.gov. Documents filed with the SEC by CBTX will be available free of charge by accessing the CBTX's website at www.communitybankoftx.com under the heading “Investor Relations” or, alternatively, by directing a request by mail or telephone to CBTX, Inc., 9 Greenway Plaza, Suite 110, Houston, Texas 77046, Attn: Investor Relations, (713) 210-7600, and documents filed with the SEC by Allegiance will be available free of charge by accessing Allegiance’s website at www.allegiancebank.com under the heading "Investor Relations" or, alternatively, by directing a request by mail or telephone to Allegiance Bancshares, Inc., 8847 West Sam Houston Parkway, N., Suite 200, Houston, Texas 77040, (281) 894-3200.
Participants in the Solicitation
CBTX, Allegiance and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of CBTX and Allegiance in connection with the proposed merger. Certain information regarding the interests of these participants and a description of their direct or indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus regarding the proposed merger when it becomes available. Additional information about the directors and executive officers of CBTX and their ownership of CBTX's common stock is set forth in CBTX's proxy statement for its annual meeting of shareholders, filed with the SEC on April 14, 2021. Additional information about the directors and executive officers of Allegiance and their ownership of Allegiance's common stock is set forth in Allegiance's proxy statement for its annual meeting of shareholders, filed with the SEC on March 10, 2021. These documents can be obtained free of charge from the sources described above.